FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/25/2018

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of March 31, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By: /s/ Máximo Vedoya
Name: Pablo Brizzio	Name: Máximo Vedoya
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: April 25, 2018

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of March 31, 2018
and for the three-month periods
ended on March 31, 2018 and 2017

29 Avenue de la Porte-Neuve, 3rd floor
L – 2227
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

INDEX

		Page

Consolidated Condensed Interim Income Statements		2
Consolidated Condensed Interim Statements of Comprehensive Income		3
Consolidated Condensed Interim Statements of Financial Position		4
Consolidated Condensed Interim Statements of Changes in Equity		5
Consolidated Condensed Interim Statements of Cash Flows		7
Notes to the Consolidated Condensed Interim Financial Statements
1	General information and basis of presentation	8
2	Accounting policies	9
3	Segment information	10
4	Cost of sales	12
5	Selling, general and administrative expenses	13
6	Finance expense, Finance income and Other financial income (expenses), net	13
7	Property, plant and equipment, net	13
8	Intangible assets, net	14
9	Investments in non-consolidated companies	14
10	Contingencies, commitments and restrictions on the distribution of profits	18
11	Acquisition of business	23
12	Related party transactions	26
13	Financial instruments by category and fair value measurement	27
14	Changes in accounting policies	28

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017
(All amounts in USD thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended March 31,
	Notes	2018	2017
		(Unaudited)
Net sales	3	2,961,313	2,075,108
Cost of sales	3 & 4	(2,203,492)	(1,531,462)

Gross profit	3	757,821	543,646

Selling, general and administrative expenses	3 & 5	(240,517)	(172,275)
Other operating income (expenses), net	3	5,767	(7,220)

Operating income	3	523,071	364,151

Finance expense	6	(33,782)	(21,382)
Finance income	6	5,136	4,595
Other financial income (expenses), net	6	(51,095)	(23,151)
Equity in earnings (losses) of non-consolidated companies		19,983	21,410

Profit before income tax expense		463,313	345,623

Income tax expense		(41,218)	(35,234)

Profit for the period		422,095	310,389

Attributable to:
Owners of the parent		366,724	261,335
Non-controlling interest		55,371	49,054

Profit for the period		422,095	310,389

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776

Basic and diluted earnings (losses) per share for profit (loss) attributable to the equity holders of the company (expressed in USD per share)		0.19	0.13
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2017.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017
(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended March 31,
	2018	2017
	(Unaudited)
Profit for the period	422,095	310,389

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(56,320)	23,047
Currency translation adjustment from participation in non-consolidated companies	(2,746)	11,863
Changes in the fair value of financial instruments at fair value through other comprehensive income	(230)	—
Income tax related to financial instruments at fair value	54	—
Changes in the fair value of derivatives classified as cash flow hedges	103	(367)
Income tax related to cash flow hedges	(143)	(11)
Other comprehensive income items	(305)	75
Other comprehensive income items from participation in non-consolidated companies	404	115
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	—	(499)
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	(701)	6,379

Other comprehensive income (loss) for the period, net of tax	(59,884)	40,602

Total comprehensive income for the period	362,211	350,991

Attributable to:
Owners of the parent	328,953	291,742
Non-controlling interest	33,258	59,249

Total comprehensive income for the period	362,211	350,991
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2017.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017
(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	March 31, 2018		December 31, 2017
		(Unaudited)
ASSETS

Non-current assets
Property, plant and equipment, net	7	5,298,172		5,349,753
Intangible assets, net	8	1,058,205		1,092,579
Investments in non-consolidated companies	9	495,287		478,348
Other investments		39,551		3,380
Deferred tax assets		134,453		121,092
Receivables, net		693,627		677,299
Trade receivables, net		6,273	7,725,568	4,832	7,727,283

Current assets
Receivables, net		354,499		362,173
Derivative financial instruments		2,683		2,304
Inventories, net		2,688,615		2,550,930
Trade receivables, net		1,304,904		1,006,598
Other investments		103,902		132,736
Cash and cash equivalents		232,642	4,687,245	337,779	4,392,520

Non-current assets classified as held for sale			2,778		2,763

Total Assets			12,415,591		12,122,566

EQUITY
Capital and reserves attributable to the owners of the parent			5,339,680		5,010,424
Non-controlling interest			875,809		842,347

Total Equity			6,215,489		5,852,771

LIABILITIES

Non-current liabilities
Provisions		763,670		768,517
Deferred tax liabilities		422,895		513,357
Other liabilities		394,469		373,046
Trade payables		1,122		2,259
Finance lease liabilities		68,225		69,005
Borrowings		1,701,773	3,352,154	1,716,337	3,442,521

Current liabilities
Current income tax liabilities		62,577		52,940
Other liabilities		402,092		357,001
Trade payables		1,060,965		897,732
Derivative financial instruments		5,146		6,001
Finance lease liabilities		8,724		8,030
Borrowings		1,308,444	2,847,948	1,505,570	2,827,274

Total Liabilities			6,200,102		6,269,795

Total Equity and Liabilities			12,415,591		12,122,566
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2017.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017
(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2018	2,004,743	(150,000)	(23,295)	1,416,121	(2,324,866)	(2,403,664)	6,491,385	5,010,424	842,347	5,852,771

Impact of adopting IFRS 9 at January 1, 2018 (see note 14)				450			(147)	303	204	507
Adjusted Balance at January 1, 2018	2,004,743	(150,000)	(23,295)	1,416,571	(2,324,866)	(2,403,664)	6,491,238	5,010,727	842,551	5,853,278

Profit for the period							366,724	366,724	55,371	422,095
Other comprehensive income (loss) for the period
Currency translation adjustment						(37,006)		(37,006)	(22,060)	(59,066)
Remeasurement of post employment benefit obligations				(555)				(555)	(146)	(701)
Cash flow hedges and others, net of tax				(204)				(204)	164	(40)
Others				(6)				(6)	(71)	(77)

Total comprehensive income for the period	—	—	—	(765)	—	(37,006)	366,724	328,953	33,258	362,211

Balance as of March 31, 2018 (unaudited)	2,004,743	(150,000)	(23,295)	1,415,806	(2,324,866)	(2,440,670)	6,857,962	5,339,680	875,809	6,215,489

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 12 (iii).
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2018, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of March 31, 2018, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.6 million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2017.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017
(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2017	2,004,743	(150,000)	(23,295)	1,420,171	(2,324,866)	(2,336,929)	5,801,474	4,391,298	775,295	5,166,593

Profit for the period							261,335	261,335	49,054	310,389
Other comprehensive (loss) income for the period
Currency translation adjustment						25,215		25,215	9,695	34,910
Remeasurement of post employment benefit obligations				5,431				5,431	449	5,880
Cash flow hedges, net of tax				(391)				(391)	13	(378)
Others				152				152	38	190

Total comprehensive income (loss) for the period	—	—	—	5,192	—	25,215	261,335	291,742	59,249	350,991

Balance as of March 31, 2017 (unaudited)	2,004,743	(150,000)	(23,295)	1,425,363	(2,324,866)	(2,311,714)	6,062,809	4,683,040	834,544	5,517,584

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2017 ,there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of March 31, 2017, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2017.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017
(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Three-month period ended March 31,
	Notes	2018	2017
		(Unaudited)
Cash flows from operating activities
Profit for the period		422,095	310,389
Adjustments for:
Depreciation and amortization	7 & 8	141,990	100,602
Income tax accruals less payments		(99,517)	(31,621)
Equity in earnings of non-consolidated companies		(19,983)	(21,410)
Interest accruals less payments		(12,553)	(1,028)
Changes in provisions		1,193	636
Changes in working capital (1)		(266,053)	(317,838)
Net foreign exchange results and others		24,946	46,030
Net cash provided by operating activities		192,118	85,760
Cash flows from investing activities
Capital expenditures	7 & 8	(102,425)	(83,871)
Loans to non-consolidated companies		(4,800)	(23,904)
(Increase) Decrease in other investments		(7,438)	(5,479)
Proceeds from the sale of property, plant and equipment		247	61
Net cash used in investing activities		(114,416)	(113,193)
Cash flows from financing activities
Finance lease payments		(1,316)	(1,083)
Proceeds from borrowings		227,118	338,927
Repayments of borrowings		(407,684)	(208,302)
Net cash provided by (used in) financing activities		(181,882)	129,542
(Decrease) Increase in cash and cash equivalents		(104,180)	102,109
Movement in cash and cash equivalents
At January 1,		337,779	183,463
Effect of exchange rate changes		(957)	395
(Decrease) Increase in cash and cash equivalents		(104,180)	102,109
Cash and cash equivalents as of March 31, (2)		232,642	285,967

Non-cash transactions:
Acquisition of PP&E under lease contract agreements		—	74,919

(1) The working capital is impacted by non-cash movement of USD (50.7) million as of March 31, 2018 (USD 11.9 million as of March 31, 2017) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.
(2) It includes restricted cash of nil and USD 82 as of March 31, 2018 and 2017, respectively. In addition, the Company had other investments with a maturity of more than three months for USD 143,201 and USD 156,330 as of March 31, 2018 and 2017, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2017.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

Notes to the Consolidated Condensed Interim Financial Statements

1.	GENERAL INFORMATION AND BASIS OF PRESENTATION

a)    General information and basis of presentation
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2018, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated condensed interim financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

1.    GENERAL INFORMATION AND BASIS OF PRESENTATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2017 and 2016, this special reserve amounted to USD 6.9 billion and USD 7.0 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2017.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s condensed interim consolidated financial statements.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2017, without significant changes since its publication.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differs, results in the generation of foreign exchange gains and losses that are included in the Consolidated Condensed Interim Income Statement under “Other financial income (expenses), net”.

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2017, except for the changes explained in Note 14.

None of the accounting pronouncements issued after December 31, 2017, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

3.	SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements. It also includes the sales of energy.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in Brazil, United States, Colombia, Guatemala, Costa Rica, Honduras, El Salvador and Nicaragua.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

-    The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

-    The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

-    Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM (CEO).

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

3.	SEGMENT INFORMATION (continued)

	Three- month period ended March 31, 2018 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS
Net sales	2,961,159	69,738	(69,584)	2,961,313
Cost of sales	(2,223,213)	(52,438)	72,159	(2,203,492)
Gross profit	737,946	17,300	2,575	757,821
Selling, general and administrative expenses	(235,381)	(5,136)	—	(240,517)
Other operating income, net	5,584	183	—	5,767
Operating income - IFRS	508,149	12,347	2,575	523,071
Management view
Net sales	2,961,159	91,685	(91,531)	2,961,313
Operating income	326,607	38,131	(358)	364,380
Reconciliation items:
Differences in Cost of sales				158,691
Operating income - IFRS				523,071
Financial income (expense), net				(79,741)
Equity in earnings of non-consolidated companies				19,983
Income before income tax expense - IFRS				463,313
Depreciation and amortization - IFRS	(128,464)	(13,526)	—	(141,990)

	Three- month period ended March 31, 2017 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS
Net sales	2,075,096	62,611	(62,599)	2,075,108
Cost of sales	(1,549,260)	(48,620)	66,418	(1,531,462)
Gross profit	525,836	13,991	3,819	543,646
Selling, general and administrative expenses	(169,940)	(2,335)	—	(172,275)
Other operating income, net	(7,404)	184	—	(7,220)
Operating income - IFRS	348,492	11,840	3,819	364,151
Management view
Net sales	2,040,069	74,999	(74,987)	2,040,081
Operating income	190,789	25,333	1,541	217,663
Reconciliation items:
Differences in Cost of sales				146,488
Operating income - IFRS				364,151
Financial income (expense), net				(39,938)
Equity in earnings of non-consolidated companies				21,410
Income before income tax expense - IFRS				345,623
Depreciation and amortization - IFRS	(89,176)	(11,426)	—	(100,602)

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

3.    SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Three- month period ended March 31, 2018 (Unaudited)
	Mexico	Southern region	Other markets (2)	Total

Net sales	1,557,679	638,221	765,413	2,961,313

Non-current assets (1)	4,031,843	604,454	1,720,080	6,356,377

	Three- month period ended March 31, 2017 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	1,339,384	511,792	223,932	2,075,108

Non-current assets (1)	4,077,192	745,389	234,007	5,056,588

(1) Includes Property, plant and equipment and Intangible assets.
(2) Includes the assets related to the business acquisition disclosed in note 11.

4.	COST OF SALES

	Three-month period ended March 31,
	2018	2017
	(Unaudited)
Inventories at the beginning of the year	2,550,930	1,647,869
Translation differences	(49,518)	16,644
Plus: Charges for the period
Raw materials and consumables used and other movements	1,918,100	1,408,560
Services and fees	37,575	21,721
Labor cost	191,742	139,817
Depreciation of property, plant and equipment	97,976	78,172
Amortization of intangible assets	6,716	10,155
Maintenance expenses	132,372	101,531
Office expenses	1,969	1,647
Insurance	2,090	2,114
Change of obsolescence allowance	3,164	1,251
Recovery from sales of scrap and by-products	(6,651)	(6,908)
Others	5,642	6,260
Less: Inventories at the end of the period	(2,688,615)	(1,897,371)
Cost of Sales	2,203,492	1,531,462

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

5.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three-month period ended March 31,
	2018	2017
	(Unaudited)
Services and fees	19,923	16,962
Labor cost	61,482	48,506
Depreciation of property, plant and equipment	2,870	2,848
Amortization of intangible assets	34,428	9,427
Maintenance and expenses	1,341	740
Taxes	27,105	24,557
Office expenses	9,013	8,131
Freight and transportation	79,463	58,420
Increase (decrease) of allowance for doubtful accounts	291	1
Others	4,601	2,683
Selling, general and administrative expenses	240,517	172,275

6.	FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Three-month period ended March 31,
	2018	2017
	(Unaudited)
Interest expense	(33,782)	(21,382)

Finance expense	(33,782)	(21,382)

Interest income	5,136	4,595

Finance income	5,136	4,595

Net foreign exchange gain (loss)	(42,451)	(41,693)
Change in fair value of financial assets	—	(255)
Derivative contract results	(14,188)	19,582
Others	5,544	(785)

Other financial income (expenses), net	(51,095)	(23,151)

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Three-month period ended March 31,
	2018	2017
	(Unaudited)
At the beginning of the year	5,349,753	4,135,977

Currency translation differences	(41,798)	21,678
Additions	94,673	148,426
Disposals	(3,610)	(3,067)
Depreciation charge	(100,846)	(81,020)
At the end of the period	5,298,172	4,221,994

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

8.    INTANGIBLE ASSETS, NET

	Three-month period ended March 31,
	2018	2017
	(Unaudited)
At the beginning of the year	1,092,579	842,557

Currency translation differences	(982)	171
Additions	7,752	11,448
Amortization charge	(41,144)	(19,582)
At the end of the period	1,058,205	834,594

9.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	483,729	466,299
Other non-consolidated companies (1)					11,558	12,049
					495,287	478,348
(1) It includes the investments held in Techgen S.A. de C.V., Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a) Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

Usiminas is the largest flat steel producer in Brazil, with total annual crude steel production capacity of 9.5 million tons. Usiminas produces steel products mainly for the automobile, line pipe, civil construction, and electrical equipment manufacturing industries. Usiminas has iron ore mines in the Serra Azul region and industrial facilities in Ipatinga, Minas Gerais and in Cubatão, São Paulo, strategically located near the main consumers of steel in Brazil. In 2017, Usiminas shipped 4.0 million tons of steel products and 3.7 million tons of iron ore, and had net sales of BRL10.7 billion. Usiminas is a publicly-traded company listed on the São Paulo stock exchange, BM&FBOVESPA S.A - Bolsa de Valores, Mercadorias e Futuros.

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments, together with Ternium Argentina (and Ternium Argentina’s wholly-owned Uruguayan subsidiary Prosid), and the Company’s affiliate TenarisConfab, joined Usiminas’ existing control group through the acquisition of a total of 139.7 million ordinary shares of Usiminas, representing 27.7% of Usiminas’ voting capital (22.7% corresponding to Ternium and the other 5% corresponding to TenarisConfab), and formed the T/T Group. As a result of such acquisition, Usiminas’ control group, which at the time held, in the aggregate, 322.7 million ordinary shares representing approximately 63.9% of Usiminas’ voting capital, was formed as follows: NSSMC Group, with approximately 46.1% of the total shares held by the control group; the T/T Group, with approximately 43.3% of the total shares held by the control group (35.6% corresponding to Ternium and the other 7.7% corresponding to TenarisConfab); and Previdência Usiminas (formerly known as Caixa dos Empregados do Usiminas ), with the remaining 10.6% of the total shares held by the control group. The members of the control group entered into a shareholders’ agreement dated January 16, 2012 governing their rights and obligations as shareholders of Usiminas.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

9.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

On October 30, 2014, Ternium acquired 51.4 million additional ordinary shares of Usiminas. As part of a multi-round capital increase process, on June 3, 2016, Ternium (through Ternium Investments, Ternium Argentina and Prosid) was issued, in the aggregate, to 8.5 million preferred shares and TenarisConfab 1.3 million preferred shares; and on July 19, 2016, Ternium (through Ternium Investments, Ternium Argentina and Prosid) was issued, in the aggregate, 76.4 million ordinary shares and TenarisConfab was issued 11.5 million ordinary shares. Following the issuance of these ordinary shares, Ternium (through Ternium Investments, Ternium Argentina and Prosid) owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of Usiminas’ capital, and 34.4% of Usiminas’ ordinary shares, and TenarisConfab owns a total of 36.5 million ordinary shares and 1.3 million preferred shares, representing 3% of Usiminas’ capital, and 5.2% of Usiminas’ ordinary shares.

In 2014, a conflict arose within the Usiminas’ control group and its board with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and generally with respect to Usiminas’ business strategy.

On February 8, 2018, Ternium Investments resolved the dispute with NSSMC, establishing certain new governance rules for Usiminas as well as certain undertakings for the settlement of legal disputes. Ternium Investments and NSSMC further agreed to implement such new governance rules by seeking the agreement of the other members of the controlling group, and on April 10, 2018, the T/T Group, NSSMC Group and Previdência Usiminas entered into a new shareholders’ agreement for Usiminas, amending and restating the January 16, 2012 shareholders’ agreement (the “New SHA”).

The New SHA reflects the agreed-upon corporate governance rules for Usiminas, including, among others, an alternation mechanism for the nomination of each of the chief executive officer and the chairman of the board of directors, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The right to nominate Usimina’s chief executive officer and chairman will alternate between Ternium and NSSMC at every 4-year interval, comprising two consecutive 2-year terms. For the initial four years, Ternium will be entitled to nominate the CEO and NSSMC will be entitled to nominate the chairman. The executive board will be composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSSMC nominating three members each.

In addition to the Usiminas shares that were bound by the January 16, 2012 shareholders’ agreement, the New SHA also incorporates and bounds the shares subscribed for by the members of the T/T Group and the NSSMC Group in connection with Usiminas’ 2016 capital increase. As a result, Usiminas’ control group now holds, in the aggregate, 483.6 million ordinary shares bound to the New SHA, representing approximately 68.6% of Usiminas’ voting capital, with the T/T Group holding approximately 47.1% of the total shares held by the control group (39.5% corresponding to Ternium and the other 7.5% corresponding to TenarisConfab); the NSSMC Group holding approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holding the remaining 7% of the total shares held by the control group.

Finally, the New SHA incorporates an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the New SHA after the fourth-and-a-half-year anniversary from the coming election of Usiminas’ executive board in May 2018. Such exit mechanism shall apply with respect to shares held by the NSSMC Group and the T/T Group, and would allow either Ternium or NSSMC to purchase all or a majority of the Usiminas shares held by the other shareholder group.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

9.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

The 51.4 million ordinary shares of Usiminas acquired by Ternium on October 30, 2014 and 6.7 million ordinary shares acquired by NSSMC prior to execution of the January 16, 2012 shareholders’ agreement remain free from any transfer restrictions under the New SHA and will not be subject to the exit mechanism described above.

In connection with the execution of the New SHA, Ternium Investments, Ternium Argentina, Prosid and TenarisConfab amended and restated their separate shareholders´ agreement governing their respective rights and obligations as members of the T/T Group to include provisions relating to the exit mechanism and generally to conform such separate shareholders´ agreement to the other provisions of the New SHA.

As of March 31, 2018, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 12.31 (approximately USD 3.70) per ordinary share and BRL 10.92 (approximately USD 3.29) per preferred share, respectively. Accordingly, as of March 31, 2018, Ternium’s ownership stake had a market value of approximately USD 926.4 million and a carrying value of USD 483.7 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

Usiminas financial restructuring process (that started in April 2016 with the capital increase) was completed by the end of August 2017. The completion of this process together with the increase in the share price since June 2016, the improvement in business conditions and the settlement of the conflict within Usiminas’ control group may lead to an increase in the value of the investment in Usiminas in future periods.

As of March 31, 2018, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2018	466,299
Share of results (1)	20,075
Other comprehensive income	(2,645)

As of March 31, 2018	483,729

(1) It includes the adjustment of the values associated to the purchase price allocation.

The investment in Usiminas is based in the following calculation:

Usiminas' shareholders' equity	4,186,727
Percentage of interest of the Company over shareholders' equity	20.47%

Interest of the Company over shareholders' equity	855,889

Purchase price allocation	81,137
Goodwill	312,724
Impairment	(766,021)

Total Investment in Usiminas	483,729

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

9.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

On April 20, 2018, Usiminas issued its consolidated interim accounts as of and for the three-month period ended March 31, 2018, which state that revenues, net profit from continuing operations and shareholders’ equity amounted to USD 1,000 million, USD 43 million and USD 4,186 million, respectively.

USIMINAS
Summarized balance sheet (in million USD)	As of March 31, 2018
Assets
Non-current	5,604
Current	1,561
Other current investments	127
Cash and cash equivalents	343

Total Assets	7,635
Liabilities
Non-current	635
Non-current borrowings	1,699
Current	693
Current borrowings	7

Total Liabilities	3,034

Minority interest	415

Shareholders' equity	4,186

USIMINAS
Summarized income statement (in million USD)	Three- month period ended March 31, 2018

Net sales	1,000
Cost of sales	(812)
Gross Profit	188
Selling, general and administrative expenses	(55)
Other operating income, net	(34)
Operating income	99
Financial expenses, net	(41)
Equity in earnings of associated companies	13
Profit before income tax	71
Income tax expense	(23)
Net profit before minority interest	48
Minority interest in other subsidiaries	(5)
Net profit for the period	43

(b) Techgen S.A. de C.V.

Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1st, 2017 and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts. During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to USD 131.6 million as of March 31, 2018, and which are due in June 2020.

For commitments from Ternium in connection with Techgen, see note 10.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

This note should be read in conjunction with Note 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017. The main contingencies and commitments are as follows:

(i) Tax claims and other contingencies

(a) Companhia Siderúrgica Nacional (CSN) - Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal by the Superior Court of Justice of the decision issued by the court of appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected such appeal. CSN may appeal against such ruling until May 8, 2018. If CSN appeals and its appeal is granted, the Superior Court of Justice will also review admissibility, and, if declared admissible, will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

(b) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the CVM determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by Nippon Steel & Sumitomo Metal Corporation (NSSMC) and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

10.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in 2018. In addition, on April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM’s staff 2015 determination be set aside. In the event that both the appeal and the petition are not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

(c) Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 63.6 million, including interest and fines.

Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Ternium Argentina signed agreements to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2021, for an estimated total amount of US USD 808.2 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
-7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.
-15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

(b) Ternium Argentina entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Ternium Argentina. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Ternium Argentina has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 8.0 million and is due to terminate in 2018.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

10.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(c) Ternium Argentina also signed various contracts for the provision of natural gas, assuming firm commitments for a total of USD 5.4 million payable during the 2018 financial year.

(d) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon until 2021, for an aggregate amount of USD 28.8 million, which is due to terminate in 2032.

(e) On April 24, 2017, Ternium Mexico entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen, S.A. de C.V. for the supply of 699 MW (which represents 78% of Techgen’s capacity) and covers most of Ternium Mexico’s facilities electricity needs. Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), Ternium Mexico has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by Comisión Federal de Electricidad (“CFE”) or its successors. Ternium Mexico may instruct Techgen to sell to any affiliate of Ternium Mexico, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and Ternium Mexico will benefit from the proceeds of such sale.

(f) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply of energy to four of Ternium Mexico’s plants. On March 31, 2008, two of those plants were terminated by Iberdrola. The contracted electrical demand as of March 31, 2018, is 51.7 MW. Iberdrola currently supplies approximately 8.5% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW originally contracted capacity, resulting over time in a total value of USD 83.4 million. In addition, Iberdrola agreed to recognize to Ternium México USD 15.0 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 1 year. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

(g) Several Ternium Mexico’s subsidiaries throughout the Mexican territory were parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V. (“Tractebel”), and was committed to pay Tractebel for the contracted capacity and for the consumed energy. The contract terminated on March 31, 2018.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

10.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(h) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. The total investment commitment of Ternium México and Ferromex was already invested as of March 31, 2018. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200,000 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200,000 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

(i) Ternium México issued a guarantee letter covering up to approximately USD 40.4 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), under the natural gas trading agreement between GIMSA and Pemex Transformación Industrial (“Pemex”). The credit line granted by Pemex in connection with this natural gas trading agreement amounted to approximately USD 40.4 million. As of March 31, 2018, the outstanding amount under the natural gas trading agreement was USD 10.5 million, which is below the amount included in the guarantee letter issued by Ternium México.

(j) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of March 31, 2018, the outstanding value of this commitment was approximately USD 261 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 125 million, corresponding to the 48% of the agreements’ outstanding value as of March 31, 2018.

(k) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds were used by Techgen in the construction of the facility. As of March 31, 2018, the outstanding amount under the loan agreement was USD 680 million, as a result the amount guaranteed by Ternium was approximately USD 326 million. The main covenants under the Corporate Guarantee are limitations to the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of March 31, 2018, Techgen and Ternium, as guarantor, were in compliance with all of their covenants.

(l) During 2006, CSA, the predecessor of Ternium Brasil, has entered into a 15-year contract denominated “Contrato de comercialização de energia elétrica no ambiente regulado - CCEAR por disponibilidade” to provide electric energy to 24 distributors starting on 2011. Under this contract, Ternium Brasil has to provide 200 MW average per year and the price is adjusted by the Brazilian inflation index. The penalty for not delivering the volume of energy of the contract is the difference between the spot price and the unit variable cost (calculated and published by the Agéncia Nacional de Energía Elétrica), calculated per hour.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

10.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(m) Ternium Brasil signed an exclusivity agreement with Vale S.A. for the purchase of iron ore (pellets, sinter feed and lump ore), which is due to terminate in 2029. The total purchased volume, in accordance with the actual production capacity, is of approximately 8.0 million tons per year. Ternium Brasil has not the obligation to take or pay the mentioned volume and only should pay logistic costs in case of not purchasing the contracted volume.

(n) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. The amount of the entire contract totals USD 195.3 million.

(o) Ternium Brasil also signed on November 2007 a contract with Primetals Technologies Brazil Ltda. for the provision of maintenance services at a central workshop for the entire steel mill complex, including caster maintenance for the steel plant. The amount of the mentioned services totals approximately USD 53.0 million per year and is due to terminate on November 2024. Ternium Brasil is currently using more hours than the minimum quantity of contracted hours.

(p) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon for an aggregate amount of USD 54.8 million per year to satisfy the requirements up to January 2029. The contract has minimum daily-required volumes.

(q) Ternium Brasil signed on January 2015 a contract with Companhia Distribuidora de Gás do Rio de Janeiro for the supply of natural gas. This agreement is due to terminate on December 2019 and it totals an aggregate amount of USD 33.7 million per year or 61.3 million m3 per year. Ternium Brasil is currently purchasing more than the minimum volume required by the contract, which is 85% of the volume mentioned before.

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2013, this reserve reached the above-mentioned threshold.

As of December 31, 2017, Ternium may pay dividends up to USD 3.1 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2017

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Reserve for own shares	59,600
Accumulated profit at January 1, 2017	3,135,868
Loss for the year	(32,012)

Total shareholders' equity under Luxembourg GAAP	6,782,795

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

11.	ACQUISITION OF BUSINESS

Acquisition of CSA Siderúrgica do Atlântico Ltda. (now Ternium Brasil Ltda.) and thyssenkrupp Slab International B.V. (now Ternium Staal B.V.)

(a) The acquisition

On September 7, 2017, Ternium completed the acquisition from thyssenkrupp AG (“tkAG”) of a 100% ownership interest in thyssenkrupp Slab International B.V. (“tkSI”) and its wholly-owned subsidiary CSA Siderúrgica do Atlântico Ltda. (“CSA”), a steel slab producer with a steelmaking facility located in the state of Rio de Janeiro, Brazil, and having an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant. The acquisition is expected to substantially increase Ternium’s steelmaking capacity and strengthen its business in strategic industrial sectors across Latin America.

As part of the transaction, tkAG assigned to Ternium a slab commitment agreement providing for an arrangement relating to the purchase of CSA-manufactured carbon steel slabs under the terms of a slab frame supply agreement and related annual slab off-take agreements between tkSI and the entity that acquired thyssenkrupp’s former Calvert re-rolling facility in Alabama, United States of America. Such slab commitment agreement provided for a commitment by such entity to purchase from tkSI approximately 2.0 million tons of CSA-manufactured carbon steel slabs per year until September 30, 2019, at the price resulting from the pricing formula set forth therein. This slab commitment agreement was amended on December 20, 2017, spreading deliveries of the remaining slab volumes committed under such agreement through December 2020.

The purchase price paid by Ternium in the acquisition totaled approximately USD 1,891 million.

Ternium began consolidating the balance sheets and results of operations of tkSI and CSA as from September 7, 2017, and CSA changed its name to Ternium Brasil Ltda. and tkSI was renamed Ternium Staal B.V.

(b) Fair value of net assets acquired

The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.

The preliminary allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	USD

Property, plant and equipment and Intangible assets	1,573,946

Inventories	400,047
Cash and cash equivalents	278,162
Trade receivables	63,710
Other receivables	705,058
Deferred tax assets	13,686
Provisions	(799,938)
Trade payables	(219,604)
Other assets and liabilities, net	(124,078)
Net assets acquired	1,890,989

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

11.    ACQUISITION OF BUSINESS (continued)

According to this preliminary purchase price allocation, no goodwill was recorded.

Ternium entered into several derivative contracts to partially hedge the currency volatility risk associated with the Euro-denominated transaction price. As of the date of the closing of the acquisition, the fair value of those contracts amounted to USD 75.9 million. Such value was deducted from the purchase consideration.

The preliminary purchase price allocation disclosed above is currently under analysis with the assistance of a third-party expert. Following IFRS 3, the Company will continue reviewing the allocation and make any necessary adjustments (mainly over Property, plant and equipment, Intangible assets and Provisions) during the twelve months following the acquisition date.

(c) Main contingencies associated with the acquired business

Contrary to the recognition principles in IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRS 3 Business Combinations requires an acquirer of a business to recognize contingent liabilities assumed in a business acquisition at the acquisition date even if it is not probable that an outflow of resources will be required to settle the obligation.

The main contingencies recognized in the Company’s consolidated financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of tkSI and CSA include the following:

(i) Fishermen associations’ claims

Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of USD 24.5 million was recorded at the acquisition date in connection with this matter (USD 23.2 million as of March 31, 2018).

(ii) Tax assessments relating to the use of certain ICMS tax credits

The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2015, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of USD 57.7 million was recorded as of the acquisition date in connection with this matter (USD 54.6 million as of March 31, 2018).

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

11.    ACQUISITION OF BUSINESS (continued)

(iii) ICMS deferral tax benefit - Unconstitutionality

Through State Law No. 4,529, of March 31, 2005, the State of Rio de Janeiro granted Ternium Brasil a tax incentive consisting of a deferment of ICMS payable by Ternium Brasil in connection with the construction and operation of the company’s Rio de Janeiro steelmaking complex. The incentive applies in respect of the acquisition of fixed assets and certain raw materials (i.e. iron ore, pellets, alloys, coke, coal and scrap) and significantly reduces input ICMS credit accumulation by Ternium Brasil. The tax incentive was granted for a period of 20 years from the commencement of the construction works for Ternium Brasil’s Rio de Janeiro steel complex.

In 2012, a Brazilian political party filed a direct action of unconstitutionality against the above- mentioned State Law before the Brazilian Federal Supreme Court, predicated on the argument that, since the tax incentive granted pursuant to such State Law had not been approved by Brazil’s National Council of Fiscal Policy (Conselho Nacional de Política Fazendária, or CONFAZ), such State Law should be declared unconstitutional. As of the date of these consolidated condensed interim financial statements, Brazil’s Federal Supreme Court has not yet ruled on the matter.

In August 2017, the Brazilian Congress enacted Supplementary Law No. 160/2017, instituting a mechanism through which the States may confirm any ICMS incentives they had granted in prior years without CONFAZ approval and, in furtherance of such Supplementary Law, in December 2017 the States adopted ICMS Convention 190/2017, establishing the applicable rules and deadlines for so confirming such ICMS incentives. As per the terms of ICMS Convention 190/2017, all States were required to publish in their official gazettes, on or before March 29, 2018, a list of the ICMS incentives that are to be confirmed pursuant to Supplementary Law No. 160. On March 6, 2018, the Rio de Janeiro State published its list of ICMS incentives, including, among others, the ICMS benefit granted to Ternium Brasil. ICMS Convention 190/2017 also required that all relevant documents concerning such incentives be filed with CONFAZ on or before June 29, 2018. The States may request the postponement of such deadlines, subject to CONFAZ’s approval.

The tax benefits accumulated under Ternium Brasil’s ICMS incentive as of the acquisition date amounted to approximately USD 1,089 million. In accordance with the guidance in IFRS 3, the Company recorded as of the acquisition date a provision of USD 651.8 million (including estimated penalties and interest) in connection with this matter, together with an asset of USD325.9 million arising from its right to recover part of the contingency amount from Thyssenkrup Veerhaven B.V. (USD 617.1 million and USD 308.6 million, respectively, as of March 31, 2018). The calculation of this contingency is provisional and has been determined taking into consideration the probability of negative outcome for the Company, if any, on an estimated total risk of USD 1,630 million (including estimated penalties and interests).

(d) Acquisition financing

The acquisition was mainly financed through an unsecured 5-year syndicated facility in the principal amount of USD 1.5 billion granted to the Company’s subsidiary, Ternium Investments S.àr.l., by a syndicate of banks.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

11.    ACQUISITION OF BUSINESS (continued)

The facility will be repaid in eight consecutive and equal semi-annual installments, commencing on March 5, 2019, and has been guaranteed by the Company’s subsidiary, Ternium México, S.A. de C.V. The borrower and the guarantor are subject to certain covenants customary for transactions of this type, including limitations on liens and encumbrances, transactions with affiliates, consolidations and mergers and restrictions on investments. The guarantor is additionally subject to limitations on the sale of certain assets and compliance with a leverage ratio. There are no limitations to the payment of dividends applicable to the borrower or the guarantor, except, with respect to the borrower, upon an event of default under the facility. As of March 31, 2018, the borrower and the guarantor were in compliance with all of its covenants.

12.    RELATED PARTY TRANSACTIONS

As of March 31, 2018, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

The following transactions were carried out with related parties:

	Three-month period ended March 31,
	2018	2017
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	197,354	—
Sales of goods to other related parties	49,395	27,022
Sales of services and others to non-consolidated parties	44	43
Sales of services and others to other related parties	300	120

	247,093	27,185
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	119,352	52,285
Purchases of goods from other related parties	13,688	12,713
Purchases of services and others from non-consolidated parties	1,326	2,591
Purchases of services and others from other related parties	23,106	31,220

	157,472	98,809
(c) Financial results
Income with non-consolidated parties	2,065	1,696

	2,065	1,696
(d) Other income and expenses
Income (expenses), net with non-consolidated parties	(48)	1,733
Income (expenses), net with other related parties	293	151

	245	1,884

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

12.    RELATED PARTY TRANSACTIONS (continued)

	March 31, 2018	December 31, 2017
	(Unaudited)

(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	255,928	223,847
Receivables from other related parties	29,942	29,033
Advances from non-consolidated parties	15	—
Advances to suppliers with other related parties	1,566	3,255
Payables to non-consolidated parties	(28,611)	(24,570)
Payables to other related parties	(19,357)	(21,547)

	239,483	210,018

13.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)	Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of March 31, 2018 (in USD thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	505,333	—	—	505,333
Derivative financial instruments	—	2,683	—	2,683
Trade receivables	1,311,177	—	—	1,311,177
Other investments	53,960	—	89,241	143,201
Cash and cash equivalents	138,099	94,543	—	232,642

Total	2,008,569	97,226	89,241	2,195,036

As of March 31, 2018 (in USD thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total

(ii) Liabilities as per statement of financial position
Other liabilities	125,424	—		125,424
Trade payables	1,027,214	—		1,027,214
Derivative financial instruments	—	5,146		5,146
Finance lease liabilities	76,949	—		76,949
Borrowings	3,010,217	—		3,010,217

Total	4,239,804	5,146		4,244,950

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

13.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

2)	Fair Value by Hierarchy

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 29 of the Consolidated Financial Statements as of December 31, 2017 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of March 31, 2018 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	94,543	94,543	—
Other investments	89,241	89,241	—
Derivative financial instruments	2,683	—	2,683

Total assets	186,467	183,784	2,683

Financial assets at fair value through profit or loss / OCI
Derivative financial instruments	5,146	—	5,146

Total liabilities	5,146	—	5,146

	Fair value measurement as of December 31, 2017 (in USD thousands)
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	236,335	236,335	—
Other investments	99,505	99,505	—
Derivative financial instruments	2,304	—	2,304

Total assets	338,144	335,840	2,304

Financial liabilities at fair value through profit or loss
Derivative financial instruments	6,001	—	6,001

Total liabilities	6,001	—	6,001
There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

14.    CHANGES IN ACCOUNTING POLICIES

This note explains the impact of the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers on the Company’s financial statements and also discloses the new accounting policies that have been applied from January 1, 2018, where they are different to those applied in prior periods.

(a)	Impact on the financial statements

IFRS 9 was adopted without restating comparative. The reclassifications and the adjustments arising from the new impairment rules are directly recognized in the opening balance sheet on January 1, 2018.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

14.    CHANGES IN ACCOUNTING POLICIES (continued)

	Reserves	Retained earnings

Closing balance as of December 31, 2017 - IAS 39	1.416.121	6.491.385
Financial instruments	733	(658)
Income tax related to Financial instruments	(124)	124
Allowance for impairment of trade receivables	—	569
Income tax related to Allowance for impairment of trade receivables	—	(137)
Effect on Minority interest related to the adoption of IFRS 9	(159)	(45)
Opening balance as of January 1, 2018 - IFRS 9	1.416.571	6.491.238

(b)	IFRS 9 Financial Instruments - Impact of adoption

IFRS 9 replaces the provisions of IAS 39 related to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 Financial Instruments from January 1, 2018, resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements.

The total impact on the Company’s financial instruments as of January 1, 2018 is as follows:

	Fair value through profit or loss	Fair value through other comprehensive income	Held to maturity	Amortized cost (Loans and receivables 2017)

Closing balance as of December 31, 2017 - IAS 39	332,143	—	6,129	131,675
Reclassification of Investments in bonds from Held to maturity to Fair value through other comprehensive income	—	6,129	(6,129)	—
Reclassification of Investments in bonds from Fair value through profit or loss to Fair value through other comprehensive income	(78,258)	78,258	—	—
Reclassification of Other financial Instruments from Fair value through profit or loss to Amortized cost	(28,343)	—	—	28,343
Adjustment of Other comprehensive income from adoption of IFRS 9	—	75	—	—
Opening balance as of January 1, 2018 - IFRS 9	225,542	84,462	—	160,018

The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

14.    CHANGES IN ACCOUNTING POLICIES (continued)

To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. On that basis, the loss allowance as of January 1, 2018, was determined as follows for trade receivables:

	Fully performing	Past due between 1 and 90 days	Past due between 91 and 360 days	Past due more than 360 days

Expected loss rate	0.12%	0.93%	8.08%	99.54%
Non-guaranteed trade receivables - Gross carrying amount	543,792	51,669	6,080	14,397
Allowance for trade receivables	(668)	(483)	(491)	(14,331)

(c)    IFRS 9 Financial Instruments - Accounting policies applied from January 1, 2018

From January 1, 2018, the Company classifies its financial assets in the following measurement categories:

(i)
Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method.

(ii)
Fair value through other comprehensive income (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

(iii)
Fair value through profit or loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss. Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2018
and for the three-month periods ended March 31, 2018 and 2017

14.    CHANGES IN ACCOUNTING POLICIES (continued)

(d)    IFRS 15 Revenue from Contracts with Customers - Impact of adoption

The Company has adopted IFRS 15 Revenue from Contracts with Customers from January 1, 2018, which resulted in no changes in accounting policies and adjustments to the amounts recognized in the financial statements.

Pablo Brizzio
Chief Financial Officer